UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
ALADDIN KNOWLEDGE SYSTEMS LTD.
(Name of Issuer)
Ordinary Shares, nominal value 0.01 New Israeli Shekels per Share
(Title of Class of Securities)

M0392N101
(CUSIP Number)

Jasmine Holdco LLC
Vector Capital III, L.P.
Vector Entrepreneur Fund III, L.P.
Vector Capital IV, L.P.
Vector Capital Partners III, L.L.C.
Vector Capital Partners IV, L.L.C.
Alexander R. Slusky
c/o Vector Capital Corporation
456 Montgomery Street, 19th Floor
San Francisco, CA 94104
Telephone: (415) 293-5000
Attn: David Baylor

with a copy to:

Michael J. Kennedy / Steve L. Camahort
O’Melveny & Myers LLP
275 Battery Street, Suite 2600
San Francisco, CA 94111
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	9441105 10 8	Page	2	of	11	Pages

1	Jasmine Holdco LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,413,600 shares of Ordinary Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,413,600 shares of Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,413,600 shares of Ordinary Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.18%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	9441105 10 8	Page	3	of	11	Pages

1	Vector Capital III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		678,528 shares of Ordinary Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

678,528 shares of Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

678,528 shares of Ordinary Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.89%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	9441105 10 8	Page	4	of	11	Pages

1	Vector Entrepreneur Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		28,272 shares of Ordinary Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

28,272 shares of Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,272 shares of Ordinary Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.20%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	9441105 10 8	Page	5	of	11	Pages

1	Vector Capital IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		706,800 shares of Ordinary Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

706,800 shares of Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

706,800 shares of Ordinary Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	9441105 10 8	Page	6	of	11	Pages

1	Vector Capital Partners III, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		706,800 shares of Ordinary Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

706,800 shares of Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

706,800 shares of Ordinary Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	9441105 10 8	Page	7	of	11	Pages

1	Vector Capital Partners IV, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		706,800 shares of Ordinary Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

706,800 shares of Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

706,800 shares of Ordinary Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	9441105 10 8	Page	8	of	11	Pages

1	Alexander R. Slusky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,413,600 shares of Ordinary Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,413,600 shares of Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,413,600 shares of Ordinary Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.18%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

This Amendment No. 2 (this “Amendment No. 2”) to the Schedule 13D filed with the Securities and Exchange Commission on behalf of Jasmine Holdco LLC, a Delaware limited liability company (“Jasmine”), Vector Capital III, L.P., a Delaware limited partnership (“VC III LP”), Vector Entrepreneur Fund III, L.P., a Delaware limited partnership (“VEF III LP”), Vector Capital IV, L.P., a Delaware limited partnership (“VC IV LP”), Vector Capital Partners III, L.L.C., a Delaware limited liability company (“VCP III LLC”), Vector Capital Partners IV, L.L.C., a Delaware limited liability company (“VCP IV LLC”, and together with VC III LP, VEF III LP, VC IV LP and VCP III LLC, “Vector”), and Alexander R. Slusky, an individual (“Mr. Slusky” and, together with Jasmine and Vector, the “Reporting Persons”) on August 7, 2008, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on August 13, 2008 (together, the “Schedule 13D”) is being filed pursuant to Rule 13d-2 of the Securities Exchange Act, as amended, on behalf of the Reporting Persons to amend certain information previously reported by the Reporting Persons in the Schedule 13D by adding the information set forth below to the items indicated. Unless otherwise stated herein, all capitalized terms used in this Amendment No. 2 have the same meanings as those set forth in the Schedule 13D.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by replacing the second paragraph thereof in its entirety with the following:
“On August 20, 2008, the Company issued a press release announcing that it had received a confidential, unsolicited proposal from Vector for the acquisition of the Company or, in the alternative, the acquisition of the Company’s digital rights management (DRM) business. In response, on August 21, 2008, Jasmine, acting on behalf of its affiliate SafeNet, Inc., issued a press release confirming that it submitted a confidential proposal letter dated August 17, 2008 to the Company which detailed a proposal for an all cash acquisition by way of merger of all of the outstanding Ordinary Shares for $13.00 per share as well as an alternate proposal for the acquisition of the Company’s DRM business for $125 to $135 million in cash. The Jasmine press release is attached hereto as Exhibit 2 and incorporated herein by reference. “
Item 7. Material to Be Filed as Exhibits.
Item 7 is hereby supplemented as set forth below:
     2 Press Release, dated August 21, 2008.

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2008
JASMINE HOLDCO LLC

	By:	/s/ Alexander R. Slusky

	Name:	Alexander R. Slusky
	Title:	President and Chief Executive Officer

VECTOR CAPITAL III, L.P.
By: Vector Capital Partners III, L.L.C., its General Partner

	By:	/s/ Alexander R. Slusky

Name: Alexander R. Slusky
Title: Managing Member

VECTOR ENTREPRENEUR FUND III, L.P.
By: Vector Capital Partners III, L.L.C., its General Partner

	By:	/s/ Alexander R. Slusky

Name: Alexander R. Slusky
Title: Managing Member

VECTOR CAPITAL IV, L.P.
By: Vector Capital Partners IV, L.L.C., its General Partner

	By:	/s/ Alexander R. Slusky

Name: Alexander R. Slusky
Title: Managing Member

VECTOR CAPITAL PARTNERS III, L.L.C.

	By:	/s/ Alexander R. Slusky

Name: Alexander R. Slusky
Title: Managing Member

VECTOR CAPITAL PARTNERS IV, L.L.C.

	By:	/s/ Alexander R. Slusky

Name: Alexander R. Slusky
Title: Managing Member

ALEXANDER R. SLUSKY

/s/ Alexander R. Slusky

Alexander R. Slusky

INDEX TO EXHIBITS

Exhibit
Number	Document

1	Joint Filing Agreement dated August 7, 2008, by and among Jasmine Holdco LLC, Vector Capital III, L.P., Vector Entrepreneur Fund III, L.P., Vector Capital IV, L.P., Vector Capital Partners III, L.L.C., Vector Capital Partners IV, L.L.C. and Alexander R. Slusky.

2	Press Release, dated August 21, 2008.